UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-07283

REGAL BELOIT CORPORATION
(Exact name of registrant as specified in its charter)

200 State Street
Beloit, Wisconsin 53511
(608) 364-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, $.01 Par Value
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:   None

  ___________________

        Pursuant to the requirements of the Securities Exchange Act of 1934, Regal Beloit Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 28, 2010	REGAL BELOIT CORPORATION

By: /s/ Paul J. Jones
Paul J. Jones
Vice President, General Counsel and Secretary